Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com



8 March 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA





RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED

MAR 17 2004

THOMSON
FINANCIAL

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   FMR Corp. and its direct and indirect subsidiaries, and Fidelity
   International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of
   holding of the shareholder named in 2 above or in respect of a
   non-beneficial interest or in the case of an individual holder if it is a
   holding of that person's spouse or children under the age of 18

   Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the
   number of shares held by each of them

   See list below

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class

   Negligible

7) Number of shares/amount of stock disposed

   973,310

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    05 March 2004

12) Total holding following this notification

    79,247,303

13) Total percentage holding of issued class following this notification

    10.95%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 08 March 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	30,800
State Street Nominees Ltd.	FMTC	2,218,600
Lloyds Bank Nominees Limited	FMTC	988,400
Chase Nominees Ltd.	FMTC	681,400
BT Globenet Nominees Limited	FMTC	1,178,200
Mellon Bank	FMTC	218,000
State Street Bank & Trust	FMTC	1,437,300
J.P Morgan	FMTC	241,200
Nortrust Nominees	FMTC	3,300
Northern Trust	FMTC	408,799
Goldman Sachs and Co.	FMTC	53,400
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
MSS Nominees Limited	FMTC	354,000
Bank of New York	FMTC	227,700
Rights & Co.	FMTC	50,000
Chase Manhattan Bank London	FISL	11,171,300
Bank of Butterfield	FPM	44,200
Chase Nominees Ltd	FPM	2,724,100
Northern Trust	FPM	1,381,400
Bank of New York London	FPM	808,800
Deutsche Bank	FPM	73,300
Citibank	FPM	555,000
HSBC	FPM	951,800
HSBC Client Holdings Nominee (UK) Limited	FIL	25,162,440
Chase Manhattan Bank London	FIL	2,574,299
Northern Trust	FIL	4,370,200
State Street Bank & Trust	FIL	1,944,572
Bank of New York London	FIL	3,829,396
Chase Nominees Ltd	FIL	4,050,400
Nortrust Nominees Ltd	FIL	2,259,100
Deutsche Bank	FIL	2,578,787
Citibank	FIL	171,500
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,167,800
Mellon Nominees Ltd	FIL	131,800
Bank of New York, Brussels	FIL	787,700
Northern Trust London	FIL	374,900
Master Trust Bank of Japan	FIL	34,300
National Australia Bank	FIL	96,400
JP Morgan	FIL	2,119,900

ING Luxembourg	FIL	32,860
Bermuda Far East	FIL	37,300
Chase Nominees Ltd (Australia)	FIL	66,750
Bankers Trust	FIL	193,200
Mitsubishi Trust	FIL	12,400
State Street Nominees Ltd	FIL	509,200
Morgan Stanley	FIL	747,900
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	169,900
State Street Hong Kong	FIL	11,700

NB FMRCO = Fidelity Management & Research Company, of which
         FMR Corp is the parent company

    FMTC = Fidelity Management Trust Company, of which FMR
         Corp is the parent company

    FPM = Fidelity Pension Management, of which FIL is the
         parent company

    FISL = Fidelity Investment Services Ltd, of which FIL is the parent
         Company